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                              December 7, 2022

       Gareth Genner
       Chief Executive Officer
       T Stamp Inc.
       3017 Bolling Way NE, Floors 1 and 2
       Atlanta, Georgia, 30305

                                                        Re: T Stamp Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed November 23,
2022
                                                            File No. 333-267668

       Dear Gareth Genner:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 27, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Risk Factors
       We have not maintained effective internal controls over financial reporting..., page 19

   1. We note your added disclosure in response to prior comment 2 where you refer to material weaknesses in internal
controls over financial reporting related to corporate finance and accounting oversight
functions over the detection of errors in the calculation of stock-
                                                        based awards as well as
the financial reporting close process. Please tell us, and revise to clarify, whether the
reference to the financial closing process only pertains to the calculation of
stock-based awards or whether you have identified a separate material weakness in relation
the financial reporting close process.
 Gareth Genner
FirstName LastNameGareth Genner
T Stamp Inc.
Comapany7,
December  NameT
             2022 Stamp Inc.
December
Page 2    7, 2022 Page 2
FirstName LastName
2. You state that you have established additional operational processes to prevent the incorrect recording of stock-based awards. Revise to include a more fulsome discussion of your remediation efforts. Clarify whether your weaknesses have been fully remediated or describe the additional steps that must be taken and the estimated time to complete your remediation efforts. Ensure that you address your plans for both the weakness related to the share-based awards and the financial reporting close process, as applicable.
Use of Proceeds, page 20

3. You disclose that the warrants will be exercisable on a cashless basis if "the Company does not achieve a listing of the Class A Common Stock on the Nasdaq market within six-
         months." However, we note that your stock is already listed on the Nasdaq and that you disclose elsewhere that cashless exercisability is dependent on an effective registration statement. Please revise.
Capitalization, page 28

4. You disclose that the pro forma basis capitalization at September 30, 2022 reflects the sale of 975,000 units at $1.55 per unit, with each unit consisting of one share of Class A
         Common Stock and one Warrant. As you also disclose the private placement of
         975,000 shares of Class A common stock and warrants to purchase 1,950,000 shares of
         Class A common stock was completed on September 14, 2022, it appears that the impact of the private placement transaction is already reflected in your September 30, 2022 financial statements. Please revise to remove the pro forma column assuming no exercise of warrants or advise. Additionally, explain to us your basis for assuming the exercise of any warrants for this presentation, addressing your consideration that the exercise of warrants is at the selling shareholder's discretion and recent trading prices of the company's Class A common stock is below the exercise price. Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Measures, page 31

5. We note your response to prior comment 5. Please further describe the accounting treatment and basis for such treatment for each type of customer arrangement that includes the use of third party web hosting, specifically addressing the following:
             For arrangements in which the outsourced web hosting charge is rebilled to customers you state that the revenue and costs are equivalent and offsetting. Clarify whether you present the outsourced web hosting fees invoiced to customers as revenue and the related web hosting fees as cost of revenue. Additionally, clarify whether the outsourced web hosting charges are reimbursable costs specified in the revenue contract with the customer.
             For arrangements in which the company charges an upcharge fee, clarify whether the outsourced web hosting fee and the upcharge fee are separately specified in the customer revenue contract. Additionally, further explain your consideration of
              ASC 606-10-55-36 through 55-40 as it relates to the outsourced web hosting charges
 Gareth Genner
T Stamp Inc.
December 7, 2022
Page 3
           that are rebilled to customers and the additional upcharge fee and how reducing cost of revenue is consistent with this guidance and ASC 606-10-32-2.
             For customer revenue contracts in which the aggregate costs related to designing, implementing, maintaining, and using web hosting services are included in the total license fee, clarify whether this represents a single performance obligation.
6. In your response to prior comment 5 you state that the company passes all outsourced web hosting charges through to certain customers in the amount determined by the web hosting provider. For each type of customer arrangement described in the previous comment, please tell us how you determine the amount of the third party web hosting costs included in the amount of third party costs rebilled to clients that is added back in arriving at your non-GAAP revenue measure.
       You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff
Attorney, at (202) 551-3887 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions



                                                            Sincerely,
FirstName LastNameGareth Genner
                                                            Division of
Corporation Finance
Comapany NameT Stamp Inc.
                                                            Office of
Technology
December 7, 2022 Page 3
cc:       Andrew Stephenson
FirstName LastName